UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 07, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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Press release

London, 7 December 2017

2017 Investor Day

Orange reaffirms its strategy and accelerates in its drive to build solid, sustainable value creation for all stakeholders

As Orange reaches the halfway point in its Essentiels2020 plan, and after having restored growth, the Group is today reaffirming its strategy to differentiate itself through the quality of its networks and customer experience, and has set itself new operational performance objectives. The Group’s strategy seeks to leverage targeted investments that aim to reinforce the excellence of its networks and offer enriched services.

The acceleration of the Group’s operational performance can be illustrated notably through the fact that the deployment of fibre in France is now ahead of schedule allowing Orange to plan for 20 million FTTH connectable households in high-density and medium-density areas by 2021, rather than 2022. In less-dense areas, covered by public-initiative networks (PIN), Orange now aims to win contracts for the deployment of infrastructure for around 30% of the area. In Spain, Orange will reach 16 million FTTH connectable households in 2020 rather than the 14 million households that were initially planned and that will in fact be achieved as soon as 2018.

•  Orange is the network leader in Europe and will remain so in the long term

- In fibre, Orange is the leader in Europe with 25 million FTTH connectable households as of 30 September 2017. In France, Orange had 8.4 million FTTH connectable households as of the third quarter 2017 and is responsible for 70% of the total deployment effort.

- In mobile, Orange is the leader in terms of the number of 4G customers in seven of its eight European countries, and in terms of network quality in six of them. In Africa and the Middle East, Orange has rolled out 4G in 13 of its 21 countries.

- In fixed-mobile convergence, Orange is the leader in Europe with 10 million customers.

- In line with its integrated network-operator strategy, Orange is sustainably monetising access to its networks through offers proposed to other operators. In France, the Group now expects revenues for wholesale access to its fixed-line networks to peak in 2020 rather than in 2018.

- In terms of technological transformation, Orange is the leader in migration to all-IP (Internet Protocol) and network virtualisation. The Group’s ambitions for the future are focused on maintaining its leadership position in FTTH and its future evolutions, to be a leader in 5G (without adversely affecting the ratio of CAPEX to mobile revenues) using three distinct business models (mobile broadband ten times faster than 4G, fixed-line access by 5G, sector applications), and to capture new commercial opportunities (such as "on demand" services) while continuing to optimise backbone network costs.

•  Orange to pursue a multi-service strategy and develop enriched services

For a higher level of customer experience for its "Consumer" customers, Orange will continue to offer the best content on the basis of an aggregator-distributor model, without adding to the inflationary trend in the value of rights. Concerning its Mobile Financial Services activities, following in the footstep of Orange Money, Orange recently launched a disruptive offer in France with Orange Bank.

For its "Enterprise" customers, Orange aims to offer a complete ecosystem of services adapted to the context of digital transformation for which it is positioning itself as a trusted partner.

•  In terms of customer experience, Orange offers optimised customer interactions by offering access to both Smart Stores and its digital channels: On the one hand, Orange is developing self-care solutions such as “Orange et moi” as well as e-commerce solutions. On a Group-level, over 46% of all customer interactions are now carried-out through digital channels. On the other hand, the Group also has a network of modern, digital-oriented stores, the Smart Stores.

•  To reach these ambitious targets, Orange is continuing its internal transformation by addressing several challenges: attracting talent and developing new skills, developing a more agile culture by releasing initiative and being more customer-oriented. To further involve its employees, Orange is maintaining its employee-shareholding target that aims to reach 10% of the Group's voting rights.

•  The Group's mergers and acquisitions strategy is focused as a priority on the Group’s transformation, while the integration of recent acquisitions is ongoing.

The strategy in place since 2015 has made it possible to build solid competitive advantages, with renewed growth in both revenues and adjusted EBITDA, a year ahead of the Essentiels2020 plan. These competitive advantages have enabled Orange to return to a particularly solid sales momentum. Combined with an operational efficiency programme, this momentum has enabled the Group to improve its margins and enter a cycle of sustainable value creation.

The operational efficiency plan, Explore 2020, has enabled Orange to improve its cost and investment structure, surpassing the 3 billion euros of gross savings originally forecast for 2015-2018. Orange will continue these efforts over the 2019-2020 period.

•  On the cost front, Orange will primarily use digitalisation, simplification and resource pooling to achieve additional gross savings of 1 billion euros over the 2019-2020 period.

•  Investments are one of the cornerstones of Orange's renewed growth. During this period of technological transition, the Group aims to reach a peak investment spend of 7.4 billion euros in 2018, before declining from 2019. Orange will use a lean CAPEX programme to reduce unit costs by 15%, generating savings of up to 1 billion euros by the end of 2020. These savings will be partially reinvested, in line with the Group’s objectives. In our convergent European countries, from 2022 onwards, the Group will return to a ratio of CAPEX to sales of less than 15%.

•  The combination of all these elements will contribute to the improvement of the “Operating ROCE” of the Group’s telecoms activities in 2017 and 2018. Together with adjusted EBITDA and Operating Cash Flow (adjusted EBITDA minus CAPEX), this internal indicator is used to track performance.

Outlook[1]

These factors show a strong dynamic of value creation that enables Orange to set continuously improving objectives:

•  Growth in adjusted EBITDA of around 2% in 2017, followed by an acceleration of the growth rate in 2018 and continued growth in 2019 and 2020.

•  A return to growth in Operating Cash Flow (adjusted EBITDA minus CAPEX) in 2017, followed by an acceleration of the growth rate in 2018 and continued growth in 2019 and 2020.

•  Orange will maintain a net debt to adjusted EBITDA ratio for its telecoms activities of around 2x in the medium term in order to preserve the Group’s financial strength and investment capacity.

•  The Group confirms the annual payment of a dividend of at least 0.65 euros per share for the years 2017 to 2020 (subject to shareholder approval).

Stéphane Richard, Chairman & Chief Executive Officer of Orange, commented:

“Today we are halfway through our Essentiels2020 strategic plan, which gives me an opportunity to take stock of some of the fundamental elements that make up our strategy. Through this plan, we aim to define ourselves by the excellence of our networks and by the innovative and enriched services that we provide our customers, offering them an unmatched customer experience. This strategy is now bearing fruit: we have seen a return to revenue growth a full year ahead of plan, and this momentum, combined with our operational efficiency programme, Explore 2020, has enabled us to renew growth of our adjusted EBITDA and engage us in a cycle of sustainable value creation.

On the basis of these strengths, we intend to capitalize on the success of Essentials2020 in order to accelerate the growth and transformation of the Group as it evolves into a multi-service operator armed with sustainable growth in both our core business and in new activities across every country in which the Group is present.”

Glossary

•  EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

•  Adjusted EBITDA: EBITDA (see above definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, the cost of restructuring and consolidation, and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, adjusted EBITDA excludes all income from the disposal of shares and operations and the adjusted EBITDA for past periods was revised accordingly. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies. Adjusted EBITDA is the new name (since the 4th quarter of 2016) for the restated EBITDA aggregate; the definition of this indicator is unchanged.

•  CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

•  Operating Cash Flow: adjusted EBITDA minus CAPEX. The operating cash flow is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

•  Operating ROCE (Operating Return On Capital Employed): this indicator measures the profitability of capital invested in telecoms activities. It completes and reinforces traditional indicators used to track the Group’s performance. This indicator is computed before corporate tax and is a ratio between adjusted EBIT of the year N and net operating assets of the year N-1. The Operating ROCE is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

•  Adjusted EBIT: this indicator is calculated starting from the adjusted EBITDA by averaging over a 3-year period the adjustments made to the EBITDA excluding gains or losses made from the disposal of assets and adding net income from associates, the amortisation and depreciation of assets excluding the impairment of goodwill.

•  Net operating assets: this corresponds to the sum of tangible and intangible assets, adjusted by the gross value of goodwill and the net value between current assets and liabilities, excluding financial elements or tax-related elements. Net operating assets also include non-current liabilities related to operations such as reserves for dismantlement, restructuring costs and employee benefits.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40.9 billion euros in 2016 and has 152,000 employees worldwide at 30 September 2017, including 93,000 employees in France. Present in 29 countries, the Group served 269 million customers worldwide as of 30 September 2017, including 208 million mobile customers and 19 million broadband internet customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies. In March 2015, the Group presented its new strategic plan "Essentiels2020", which put its customer experience at the heart of its strategy so that customers could fully benefit from the digital world and the power of its very high-speed broadband networks.

Orange is listed on Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information (on the web and on your mobile): www.orange.com, www.orange-business.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright: tom.wright@orange.com

Olivier Emberger: olivier.emberger@orange.com

[1] These perspectives do not include the effects of the IFRS 15 and IFRS 16 standards, which will take effect on 1 January 2018 and 1 January 2019 respectively.

ORANGE

Date: December 07, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations